Exhibit 99.2
First quarter report 2009 Eksportfinans ASA

Words from the President and CEO 3 Financial highlights 4 Highlights 5 Export lending 6 Local government lending 6 Funding 6 Results 6 Balance sheet 8 Statement of comprehensive income 9 Balance sheet 10 Statement of changes in equity 11 Cash flow statement 12 Notes to the accounts 13

President and CEO Gisèle Marchand
(photo: Sverre Chr. Jarlid)

Sale of Kommunekreditt Norge AS

Eksportfinans is pleased to announce that the process of selling Eksportfinans' wholly owned subsidiary Kommunekreditt Norge AS has been finalized, pending necessary government authorizations and other closing conditions. The new owner is Kommunal Landspensjonskasse (KLP), which in Eksportfinans' opinion is in a good position to be a strategic, long term owner of Kommunekreditt.

Kommunekreditt provides loans to the Norwegian local government sector in a broad sense. The company was established in 1993, and was owned by Kreditkassen (now Nordea) and Norgeskreditt until Eksportfinans took ownership in 1999. At that time, Kommunekreditt's total lending portfolio was around NOK 5 billion. With a strategy to become an important financing partner for the local government sector, the lending balance increased significantly every year until 2008. By spring 2008, the company's lending portfolio reached a peak of around NOK 70 billion. In the decade that Kommunekreditt was owned by Eksportfinans, the company and its competent employees made an important contribution to development and welfare through the financing of a number of projects in areas such as infrastructure, schools, child care facilities, nursing homes, roads, bridges, ports and water supply.

As a consequence of the increasingly demanding situation in the international capital markets in 2008, Eksportfinans experienced challenges in obtaining sufficient volumes of competitive long-term funding in the second half of the year. At the same time the demand for both export related and local government financing increased significantly. The situation made Eksportfinans decide to seek new strategic solutions for Kommunekreditt and concentrate on export related business activities.

KLP agreed to pay book value at March 31, 2009 for 100 percent of the shares in Kommunekreditt, which was NOK 870 million. The purchase agreement has various conditions to closing and includes representations, warranties and indemnities given by Eksportfinans to KLP. Pursuant to the agreement with KLP, Eksportfinans will retain approximately NOK 11 billion of loans lent by Kommunekreditt. In addition Eksportfinans will provide funding to KLP for the remainder of Kommunekreditt's loan portfolio for a period of two years on agreed terms.

Popular export credits

Despite the difficult situation in the global economy, disbursements of new export credits continued to be high in the first quarter of 2009, with NOK 8.5 billion in new disbursements.

In the first quarter of 2009, Eksportfinans financed several vessels built at Norwegian shipyards. One example is Farstad's construction vessel Far Samson. This is one of the most powerful offshore vessels ever built. Far Samson was built at STX Norway Offshore, Langsten at a cost of around NOK 900 million. The loan provided by Eksportfinans was NOK 680 million, with GIEK and banks as guarantors. The vessel will immediately start on a charterparty with Saipem UK. Saipem will use Far Samson for construction work, for instance trenching for pipe laying.

President and CEO Gisèle Marchand

First quarter report 2009 3

Unaudited Financial highlights Group First quarter (NOK million) 2009 2008 Net interest income 1) 353 108 Profit for the period 1) 2,022 (203) Return on equity 2*) 98.3% (25.7%) Return on assets 3*) 0.50% 0.20 % Net operating expenses/average assets 4*) 0.08% 0.08 % Total assets 270,646 218,908 Loans outstanding 5) 90,362 126,399 Loans outstanding held for sale 6) 41,990 New loans disbursed 8,528 5,990 New loans disbursed held for sale 6) 1,422 New bond debt issued 16,531 15,071 Public sector borrowers/guarantors 7) 22.3% 57.3% — Including assets held for sale 53.8 % Capital adequacy **) 12.0% 10.9 % Exchange rate NOK/USD 6.6802 5.0917 *) Quarterly figures are annualized **) Capital adequacy for 2006 is not adjusted to reflect IFRS Definitions 1. Figures have been adjusted to reflect continued operations as specified in the statement of comprehensive income. Discontinued operations in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ are presented as a separate line item. 2. Return on equity: Profit for the period/average equity (average of opening and closing balance) adjusted for proposed not distributed dividends. 3. Return on assets: Net interest income including provisions/average assets (average of opening and closing balance). 4. Net operating expenses/average assets: Net operating expenses (administrative and operating expenses + depreciation — other income)/average assets (average of opening and closing balance). 5. Total loans outstanding: Consists of loans and receivables due from customers and part of loans and receivables due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see note 4, 5 and 6 to the accompanying financial statements. 6. Assets held for sale in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ 7. The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.

Highlights

On May 7, 2009, Eksportfinans signed an agreement with Kommunal Landspensjonskasse (KLP) whereby KLP purchases all shares in Eksportfinans' subsidiary Kommunekreditt Norge AS. The sale of Kommunekreditt was a consequence of the decision made in December 2008 to look for different strategic solutions for Kommunekreditt.

The discontinued operations, i.e. the parts of the subsidiary that are being sold, are presented separately in the Group's interim financial statements. This is in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". Except where noted explicitly below, financial information presented in this report relates to continuing operations.

For more information regarding the sale of Kommunekreditt Norge AS, see separate article on page 3.

The underlying business operations showed a continued good performance in the first quarter of 2009. Net interest income was NOK 353 million in the first quarter of 2009. This was an increase of NOK 245 million compared to the first quarter of 2008.

Net other operating income in the first quarter of 2009 was NOK 2.5 billion compared to negative NOK 351 million in the first quarter of 2008. This increase was mainly due to the decrease in the mark-to-market value of Eksportfinans' own debt, which led to unrealized gains. These unrealized gains will be reversed as unrealized losses in the years ahead.

The Eksportfinans Group experienced a profit from continuing operations of NOK 2.0 billion in the first quarter of 2009, compared to a loss of NOK 203 million in the equivalent period in 2008, due primarily to the unrealized gains in the funding portfolio mentioned above.

Net profit excluding unrealized gains and losses (as explained under the section "Results") was NOK 298 million in the first quarter of 2009, compared to NOK 42 million in the equivalent period in 2008.

The Norwegian maritime industry and the oil and gas sector continued to experience a high level of activity through the first quarter of 2009. However, from December 31, 2008 to March 31, 2009, the total export lending balance decreased marginally, mainly caused by a decline in the NOK/USD exchange rate. A large part of the total export lending balance is denominated in US dollars.

Total outstanding loans from the Eksportfinans Group was NOK 90.4 billion at March 31, 2009 (NOK 132.4 billion including assets held for sale, see note 15), compared to NOK 126.4 billion at the same time in 2008. New lending from the Group in the first quarter of 2009 was NOK 8.5 billion (NOK 10.0 billion including assets held for sale, see note 15), compared to NOK 6.0 billion in the equivalent period in 2008.

Total outstanding loans from Kommunekreditt was NOK 52.4 billion at March 31, 2009, compared to NOK 69.7 billion at March 31, 2008, and NOK 58.8 billion at year-end 2008. This decrease was mainly caused by prepayment of loans due to re-pricing at higher margins and a more active bond market available to Norwegian municipalities in the first quarter of 2009.

In spite of difficult overall market conditions, Eksportfinans has continued to capitalize on its global funding sources by issuing debt in a number of markets.

Total assets amounted to NOK 270.6 billion at March 31, 2009, compared to NOK 296.9 billion at year-end 2008, and NOK 218.9 billion at March 31, 2008. Despite increased new export lending, the total assets have decreased from year-end due to reduced loan balance at Kommunekreditt, and foreign exchange rate effects.

In order to help ensure that the Norwegian export industry has sufficient access to long-term financing in a difficult market situation, Eksportfinans entered into an agreement with the Norwegian Government on November 26, 2008, whereby the Government will provide funding to Eksportfinans in the coming two years for financing of export projects that qualify under the OECD Consensus Agreement for export financing. The agreement was passed by the Norwegian Parliament on December 19, 2008, and by Eksportfinans' General Assembly on January 29, 2009. On January 30, 2009 the EFTA Surveillance Authority (ESA) stated that the agreement does not constitute state aid.

First quarter report 2009 5

On January 9, 2009, FitchRatings downgraded Eksportfinans' long-term ratings from AAA to AA with stable outlook.

Export lending

Due to the substantial order back-log of export financing projects following the very high activity in the Norwegian maritime industry in recent years, new disbursements of export related financing from Eksportfinans were close to three times higher in the first quarter of 2009 than in the first quarter of 2008. New disbursements of export related loans were NOK 8.5 billion in the first quarter of 2009, compared to NOK 3.1 billion during the same period in 2008.

New contract financing was NOK 8 billion during the first quarter of 2009, of which NOK 5.7 billion was financing under the Government supported export financing scheme. In the same period in 2008, the figures were NOK 2.5 billion and NOK 1.6 billion respectively. The major sectors for financing of capital goods were supplies to the shipping industry and the oil and gas sector.

The volume of outstanding export related loans was NOK 79.3 billion at March 31, 2009, compared to NOK 56.6 billion at March 31, 2008.

New export credits in the first quarter of 2009 were extended both with floating rate market terms and according to the OECD Consensus Agreement for export credits (i.e. the officially supported fixed rate financing scheme, CIRR).

Local government lending

Total outstanding loans from Kommunekreditt Norge AS at March 31, 2009 amounted to NOK 52.4 billion, which was a decrease of 25 percent compared to March 31, 2008, and an 11 percent decrease compared to December 31, 2008. This decrease was mainly caused by prepayments of loans due to re-pricing of loans at higher margins and a more active bond market available to Norwegian municipalities in the first quarter of 2009.

Funding

New funding in the first quarter of 2009 amounted to NOK 16.5 billion through 189 individual trades, compared with NOK 15.1 billion and 215 trades for the same period in 2008. New issues are being bought primarily by investors in Japan and also in the USA.

Eksportfinans has not yet seen the need to be in the public benchmark markets in 2009.

Results

Net interest income

Net interest income was NOK 353 million in the first quarter of 2009. This was NOK 245 million higher than in the equivalent period of 2008. The increase was mainly due to a higher volume and higher margins on lending and liquidity placements.

The return on assets (net interest income, including provisions, divided on average assets) was 0.50 percent in the first quarter of 2009, compared to 0.20 percent in the first quarter of 2008.

Net interest income was NOK 473 million when including net interest income from discontinued operations of NOK 120 million (see note 15), NOK 333 million higher compared to the same period in 2008 (also including discontinued operations).

Net other operating income

The situation in the international capital markets continues to cause fluctuations in the fair value measurements of financial instruments. After the implementation of a Portfolio Hedge Agreement with the Company's shareholders from February 29, 2008, the fluctuations in the fair value of bond investments hedged by this agreement have been neutralized. Fluctuations in the fair value in the accounts after that date have to a large extent been caused by changes in fair value on Eksportfinans' own debt and on loans. In the first quarter of 2009 alone, net unrealized gains on Eksportfinans' own debt increased by NOK 3.1 billion (net of derivatives this amount is NOK 2.7 billion). The unrealized gains on Eksportfinans' own debt will be reversed as

First quarter report 2009 6

unrealized losses in the years to come. These consultancy expenses. unrealized losses will not affect the capital adequacy in any material way. The key ratio Net operating expenses in relation to average assets was 0.08 percent in the first In the first quarter of 2009, net other operating quarter of 2009, the same as in the first quarter income was positive NOK 2.5 billion compared of 2008. to negative NOK 351 million in the corresponding period in 2008. Net other Profit/(loss) for the period operating income includes the following major The Group experienced a profit of NOK 2,022 items: million from continuing operations in the first quarter of 2009, compared to a loss of NOK 203 Commissions and expenses related to banking million in the corresponding period in 2008 due services was NOK 2 million in the first quarter to the reasons mentioned above. of 2009 compared to NOK 35 million in the corresponding period in 2008. The decrease of Including discontinued operations, total NOK 33 million was due to one-off expenses comprehensive income was NOK 2,035 billion in related to the Portfolio Hedge Agreement in the first quarter, compared to negative NOK 2008. 192 million in the first quarter of 2008. Net gains/(losses) on financial instruments at Return on equity was positive 98.3 percent for fair value in the first quarter of 2009 included a the first quarter of 2009, compared to negative gross unrealized gain on own debt of NOK 3.1 25.7 percent for the equivalent period in 2008. billion (net of derivatives this amount is NOK 2.7 billion), a gross unrealized loss on loans of The non-IFRS measure profit excluding NOK 210 million, a gross unrealized gain on unrealized gains and losses on financial bonds under the Portfolio Hedge Agreement of instruments, and the corresponding return on NOK 287 million and an unrealized loss of NOK equity, is shown in the table below. These 256 million on the Portfolio Hedge Agreement. calculations may be of interest to investors See note 2 to the accompanying financial because they assess the performance of the statements for the breakdown of this line item. underlying business operations without the volatility caused by fair value fluctuations. The changes in net other operating income for the Group from the first quarter 2008 to the Profit excluding unrealized gains and losses first quarter 2009 are presented in the table amounted to NOK 298 million for the first below. quarter of 2009. This was an increase of NOK 256 million from the corresponding period in 1st quarter 2008. (NOK millions) 2009 2008 Change Commissions and 1st quarter income (NOK million) 2009 2008 related to banking services 0 1 (1) Comprehensive income for the period Commissions and in accordance with IFRS 2,035 (192) expenses related to banking services 2 35 (33) Net unrealized losses/(gains) 1) (2,413) 325 Net gains/(losses) on Unrealized losses related financial instruments to the Icelandic bank at fair value 2,505 (322) 2,827 exposure included above 0 0 Other income 4 5 (1) Tax-effect 2) 676 (91) Net other operating income 2,507 (351) 2,858 Non-IFRS profit for the period Total operating expenses excluding unrealized gains/(losses) on Total operating expenses amounted to NOK 52 financial instruments at fair value 298 42 million in the first quarter of 2009, an increase of NOK 13 million from the equivalent period in Return on equity based on profit for the period excluding unrealized 2008. The increase was mainly due to increased gains/(losses) on financial instruments pension costs, IT related expenses and at fair value 25.7% 4.8% 1) Includes unrealized effects from continuing operations, First quarter report 2009 7 see note 2, and discontinued operations, see note 15. at March 31, 2008 was NOK 68.4 billion. 2) 28 percent of the unrealized items above Debts incurred by issuing commercial paper and Balance sheet bonds came to NOK 233.0 billion at March 31, 2009. The corresponding figure at year-end Total assets amounted to NOK 270.6 billion at 2008 was NOK 259.0 billion, and NOK 202.2 at March 31, 2009, compared to NOK 296.9 billion March 31, 2008. at December 31, 2008, and NOK 218.9 billion at March 31, 2008. The growth in total assets The capital adequacy ratio for the Group was compared to the first quarter of 2008 was due 12.0 percent at March 31, 2009, compared to to increased export lending, increased liquidity 11.6 percent at the end of 2008, and 10.9 at placed in commercial paper and bonds, and March 31, 2008. The core capital adequacy ratio foreign exchange rate effects on both these was 8.7 percent at March 31, 2009, and 8.1 items. There has also been an increase in the percent at year-end 2008, and 8.1 percent at value of derivatives and cash collateral. The March 31, 2008. The increase was mainly due decrease in total assets in the first quarter of to increased core capital, due to at strong result 2009 compared to year-end 2008 was mainly in the first three months of 2009 and reduced caused by the lower balance of municipal risk weighted assets caused by the lower lending and foreign exchange rate effects. The balance of municipal lending and foreign portfolio of bonds covered by the Portfolio exchange rate effects. Hedge Agreement with the shareholders amounted to NOK 66.7 billion, compared to NOK 68.4 billion as of March 31, 2008. The total Oslo, May 7, 2009 amount of securities invested in commercial EKSPORTFINANS ASA paper and bonds amounted to NOK 93.0 billion The Board of Directors at March 31, 2009. The corresponding volume

Unaudited Statement of comprehensive income Parent company Group First quarter First quarter 2009 2008 (NOK million) 2009 2008 2,430 2,764 Interest and related income 2,430 2,764 2,077 2,656 Interest and related expenses 2,077 2,656 353 108 Net interest income 353 108 0 0 Income on investments in group companies — - Commissions and 0 1 income related to banking services 0 1 Commissions and 2 35 expenses related to banking services 2 35 Net gains/(losses) on 2,505 (322) financial instruments at fair value 2,505 (322) 4 5 Other income 4 5 2,507 (351) Net other operating income 2,507 (351) 2,860 (243) Total net income 2,860 (243) 43 32 Salaries and other administrative expenses 43 32 4 5 Depreciation 4 5 5 2 Other expenses 5 2 52 39 Total operating expenses 52 39 Impairment charges 0 0 on loans at amortized cost 0 0 2,808 (282) Pre-tax operating profit/(loss) 2,808 (282) 786 (79) Taxes 786 (79) Profit/(loss) for the period 2,022 (203) from continuing operations 2,022 (203) Profit/(loss) for the period from 0 0 discontinued operations, net of taxes 13 11 0 0 Other comprehensive income 0 0 2,022 (203) Total comprehensive income 2,035 (192)

Unaudited

Balance sheet

Parent company				Group		
31.03.09	31.03.08	31.12.08	(NOK million)	31.03.09	31.03.08	31.12.08
83,894	96,021	90,044	Loans and receivables due from credit institutions	36,845	31,465	36,188
57,786	35,747	57,993	Loans and receivables due from customers	63,724	101,254	112,751
92,960	68,394	108,137	Securities	92,960	68,394	108,137
19,341	12,198	27,294	Financial derivatives	19,341	12,198	27,294
518	518	518	Non-current assets held for sale	42,062	-	-
0	212	0	Deferred tax asset	0	170	0
28	25	27	Intangible assets	28	25	27
214	219	216	Fixed assets and investment property	214	220	217
15,472	5,245	12,285	Other assets	15,472	5,182	12,287
270,213	**218,579**	**296,514**	**Total assets**	**270,646**	**218,908**	**296,901**
47	39	326	Deposits by credit institutions	47	39	326
233,013	202,186	259,041	Borrowings through the issue of securities	233,013	202,186	259,041
22,142	9,861	18,372	Financial derivatives	22,142	9,855	18,368
0	-	-	Non-current liabilities held for sale	82	-	-
254	62	232	Taxes payable	254	85	291
1,646	0	928	Deferred tax liabilities	1,646	0	931
2,161	1,216	8,312	Other liabilities	2,161	1,216	8,298
82	62	79	Accrued expenses and provisions	82	66	84
1,639	1,317	1,909	Subordinated debt	1,639	1,317	1,909
337	482	445	Capital contribution securities	337	482	445
261,321	**215,225**	**289,644**	**Total liabilities**	**261,403**	**215,246**	**289,693**
2,771	2,771	2,771	Share capital	2,771	2,771	2,771
177	177	177	Share premium reserve	177	177	177
3,104	137	3,104	Reserve for unrealized gains	-	-	-
818	472	818	Other equity	4,260	906	4,260
2,022	(203)	-	Comprehensive income for the period	2,035	(192)	-
8,892	**3,354**	**6,870**	**Total shareholders' equity**	**9,243**	**3,662**	**7,208**
270,213	**218,579**	**296,514**	**Total liabilities and shareholders' equity**	**270,646**	**218,908**	**296,901**

First quarter report 2009 10

Unaudited

Statement of changes in equity

(NOK million)	Share capital [1]	Share premium reserve [1]	Reserve unrealised gains [1]	Other equity	Total equity
			Parent company		
Equity as at January 1, 2008	1,594	162	137	472	2,365
Issuance of new share capital	1,177	15	0	0	1,192
Total comprehensive income for the period	0	0	0	(203)	(203)
Equity as March 31, 2008	**2,771**	**177**	**137**	**269**	**3,354**
Equity as at January 1, 2009	2,771	177	3,104	818	6,870
Total comprehensive income for the period	0	0	0	2,022	2,022
Equity as at March 31, 2009	**2,771**	**177**	**3,104**	**2,840**	**8,892**

1) Restricted equity

(NOK million)	Share capital	Share premium reserve	Reserve unrealised gains	Other equity	Total equity
			Group		
Equity as at January 1, 2008	1,594	162	0	906	2,662
Issuance of new share capital	1,177	15	0	0	1,192
Total comprehensive income for the period	0	0	0	(192)	(192)
Equity as March 31, 2008	**2,771**	**177**	**0**	**714**	**3,662**
Equity as at January 1, 2009	2,771	177	0	4,260	7,208
Total comprehensive income for the period	0	0	0	2,035	2,035
Equity as at March 31, 2009	**2,771**	**177**	**0**	**6,295**	**9,243**

First quarter report 2009 11

Unaudited Cash flow statement Parent company Group First quarter First quarter 2009 2008 (NOK million) 2009 2008 Pre-tax operating profit/(loss) 2,808 (282) from continuing operations 2,808 (282) Provided by operating activities: (8,528) (4,540) Disbursement of loans (8,528) (4,540) 14,475 1,096 Principal collected on loans 14,475 1,096 (18,842) 0 Purchase of financial investments (trading) (18,842) 0 Proceeds from sale or redemption of 24,488 1,121 financial investments in the trading portfolio 24,488 1,121 Accrual of contribution (404) (49) from the Norwegian government (404) (4) 152 38 Contribution paid by the Norwegian government 152 38 Unrealized losses (reversal of unrealized losses) on (2,504) 317 financial instruments at fair value (2,504) 317 4 5 Depreciation 4 5 0 0 Income from investments in susidiary 0 0 (47) (39) Taxes paid (47) (39) Changes in: (978) (547) Accrued interest receivable (978) (547) (3,576) (2,881) Other receivables (3,576) (2,881) (4,699) 1,441 Accrued expenses and other liabilities (4,699) 1,441 2,349 (4,320) Net cash flow from operating activities 2,349 (4,320) 0 (255) Purchase of financial investments 0 (25) Proceeds from sale 1,756 6,669 or redemption of financial investments 1,756 6,669 (2) (2) Purchases of fixed assets (2) (2) 0 0 Net proceeds from sales of fixed assets 0 0 1,754 6,412 Net cash flow from investing activities 1,754 6,412 (264) (271) Change in debt to credit institutions (264) (271) Proceeds from 41,622 30,397 issuance of commercial paper debt 41,622 30,397 (38,607) (25,056) Repayments of commercial paper debt (38,607) (25,056) 16,531 15,071 Proceeds from issuance of bond debt 16,531 15,071 (20,628) (18,737) Principal payments on bond debt (20,628) (18,737) 0 1,177 Issuance of new share capital 0 1,177 (1,346) 2,581 Net cash flow from financing activities (1,346) 2,581 Effect of exchange (247) (39) rates on cash and cash equivalents (247) (39) Net change in cash and cash 2,510 4,634 equivalents from continuing operations 2,510 4,634 Cash and cash equivalents at beginning 6,667 693 of period for continuing operations 6,667 693 Net change 1) in cash and cash 0 0 equivalents from discontinued operations (650) (72) Cash and cash equivalents at beginning 0 0 of period for discontinued operations 660 140 Cash and cash 9,177 5,327 equivalents at end of period 9,187 5,395 1) All changes are related to operating activities.

Unaudited
Notes to the accounts 1. Accounting principles Improvements to IFRSs (annual improvement Eksportfinans’ condensed interim financial statements project) include accounting changes for for the first quarter of 2009 have been prepared in presentation, recognition or measurement accordance with International Financial Reporting purposes, and changes involving terminology or Standards – (IFRS), in line with both IFRS as adopted editorial changes with minimal effect on by the European Union (EU) and IFRS as issued by accounting. The changes affect several standards. the International Accounting Standards Board (IASB). The condensed interim financial statements of the In addition to new standards and interpretations, parent company have been prepared in line with Eksportfinans in the first quarter consolidated interim simplified IFRS, as regulated under the Norwegian financial statements of 2009 also applies one other Accounting Act. The condensed interim financial accounting standard that has not been relevant in statements have been prepared in accordance with prior periods: IAS 34, Interim Financial Reporting. IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ provides rules of Certain new accounting standards and interpretations presentation when an entity has discontinued are applied for the first time in these condensed operations or non-current assets held for sale. interim financial statements. These are described These items shall be presented separately in the below: consolidated financial statements. IFRS 8 ‘Operating Segments’ replaces IAS 14 and aligns segment reporting with the requirements The consolidated financial statements include the of the US standard SFAS 131. The new standard accounts of Eksportfinans ASA and its wholly owned requires a ‘management approach’, under which subsidiary, Kommunekreditt Norge AS. In accordance segment information is presented on the same with IFRS 5, the discontinued operations of basis as that used for internal reporting purposes. Kommunekreditt are presented separately as held for See note 13. sale. See also note 15. Amendments to IAS 1 ‘Presentation of Financial Statements’ require all items of income and The accounting policies and methods of computation expense (including those accounted for directly in applied in the preparation of these condensed interim equity) to be presented in the future in a single financial statements are in all other aspects the same statement (a ‘statement of comprehensive as in Eksportfinans’ annual financial statements of income’) or in two statements (a separate 2008, as approved for issue by the Board of Directors ‘income statement’ and ‘statement of other on February 24, 2009. These policies have been comprehensive income’). Comprehensive income consistently applied to all the periods presented. includes all non-owner changes in equity, both those recognized in profit or loss and those Figures for interim periods are unaudited. recorded directly to equity. Eksportfinans presents all these items of income and expense in a single statement.

Unaudited 2. Net gains/(losses) on financial instruments at fair value Net realized and unrealized gains/(losses) on financial instruments at fair value Parent company Group First quarter First quarter 2009 2008 (NOK million) 2009 2008 0 0 Securities 0 0 (15) (12) Financial derivatives (15) (12) (6) 0 Foreign currencies (6) 0 21 12 Other financial instruments at fair value 21 12 0 0 Net realized gains/(losses) 0 0 (210) 25 Loans and receivables (210) 25 271 (1,209) Securities 271 (1,209) (862) (2,372) Financial derivatives 1) (862) (2,372) 48 1 Commercial paper debt 48 1 3,130 3,099 Bond debt 3,130 3,099 167 106 Subordinated debt and capital 167 106 contribution securities (58) (5) Foreign currencies (58) (5) 19 33 Other 19 33 2,505 (322) Net unrealized gains/(losses) 2,505 (322) 2,505 (322) NET REALIZED AND UNREALIZED 2,505 (322) GAINS/(LOSSES) Net unrealized gains/(losses) on securities Parent company Group First quarter First quarter 2009 2008 (NOK million) 2009 2008 12 (714) Securities held for trading 12 (714) Securities designated 259 (495) as at fair value at initial recognition 259 (495) 271 (1,209) TOTAL 271 (1,209) 1) The Portfolio Hedge Agreement entered into in March 2008, further described in note 14 of this report, is included with a loss of NOK 256 million as of March 31, 2009, a gain of NOK 678 million as of March 2008, and a gain of NOK 2,618 million as of December 31, 2008.

Unaudited

3. Capital adequacy

From January 1, 2008, capital adequacy is calculated in accordance with the Basel II regulations in force from the Norwegian Banking, Insurance and Securities Commission. The company has adopted the standardized approach to capital requirements. For the company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk. The capital adequacy minimum requirement is 8 percent of total risk-weighted value.

Risk-weighted assets and off-balance sheet items

Parent company			Group					
31.03.2009		(NOK million)	31.03.2009		31.03.2008		31.12.2008	
Book value	Risk-weighted value		Book value	Risk-weighted value	Book value	Risk-weighted value	Book value	Risk-weighted value
270 213	45 762	Total assets	270 646	44 933	218 908	40 789	296 901	46 109
	586	Off-balance sheet items		586		567		690
	401	Operational risk		447		716		447
	115	Total currency risk		115		62		79
	46 864	Total risk-weighted value		46 081		42 134		47 325

The Company's eligible regulatory capital

Parent company			Group					
31.03.2009		(NOK million and in percent of risk-weighted value)	31.03.2009		31.03.2008		31.12.2008	
3 677	7,8 %	Core capital [1]	4 023	8,7 %	3 413	8,1 %	3 826	8,1 %
1 527	3,3 %	Additional capital [2]	1 527	3,3 %	1 195	2,8 %	1 674	3,5 %
5 204	11,1 %	Total regulatory capital	5 550	12,0 %	4 608	10,9 %	5 500	11,6 %

1) Includes share capital, other equity, elements of capital contribution securities and deductions/additions
2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and deductions/additions

4. Loans and receivables due from credit institutions

Parent company				Group		
31.03.09	31.03.08	31.12.08	(NOK million)	31.03.09	31.03.08	31.12.08
9,587	5,802	7,076	Bank deposits	9,598	5,870	7,737
524	(910)	835	Other claims on banks [1]	524	(910)	835
22,417	21,471	23,228	Loans, nominal amount (also included in note 6)	27,360	26,194	28,171
51,664	69,336	58,858	Loans to Kommunekreditt Norge AS, nominal amount (also included in note 6)	-	-	-
(298)	322	47	Accrued interest and adjustment to fair value on loans	(637)	311	(555)
83,894	96,021	90,044	Total	36,845	31,465	36,188

1) Consists of net outstanding value of the hedge elements in agreements relating to loans acquired from banks. The value of the loans acquired and the hedge instruments under the agreements are both classified as "Loans and receivables due from credit institutions" in accordance with IFRS because not substantially all risk and rewards have been transferred.

The Company has acquired certain loan agreements from banks for which the bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans classify as loans to credit institutions.

First quarter report 2009 15

Unaudited

5. Loans to customers

Parent company				Group		
31.03.09	31.03.08	31.12.08	(NOK million)	31.03.09	31.03.08	31.12.08
56,988	35,195	57,202	Loans due from customers, nominal amount (also included in note 6)	63,002	100,205	111,057
798	552	791	Accrued interest and adjustment to fair value on loans	722	1,049	1,694
57,786	35,747	57,993	Total	63,724	101,254	112,751

6. Total loans

Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

Parent company				Group		
31.03.09	31.03.08	31.12.08	(NOK million)	31.03.09	31.03.08	31.12.08
22,417	21,471	23,228	Loans due from non-group credit institutions	27,360	26,194	28,171
51,664	69,336	58,858	Loans due from Kommunekreditt Norge AS	-	-	-
74,081	90,807	82,086	Loans due from credit institutions	27,360	26,194	28,171
56,988	35,195	57,202	Loans due from customers	63,002	100,205	111,057
131,069	126,002	139,288	Total nominal amount	90,362	126,399	139,228
95,697	107,915	107,737	Commercial loans	54,990	108,312	107,677
35,372	18,087	31,551	Government-supported loans	35,372	18,087	31,551
131,069	126,002	139,288	Total nominal amount	90,362	126,399	139,228
23,011	11,930	19,931	Capital goods	23,011	11,930	19,931
33,479	18,989	31,631	Ships	33,479	18,989	31,631
22,858	25,679	28,809	Export-related and international activities *)	22,858	25,679	28,809
-	-	-	Loans to Norwegian local government sector	10,957	69,733	58,798
51,664	69,336	58,858	Loans to Kommunekreditt Norge AS	-	-	-
57	68	59	Loans to employees	57	68	59
131,069	126,002	139,288	Total nominal amount	90,362	126,399	139,228

*) Export-related and international activities consist of loans to the following categories of borrowers:

Parent company				Group		
31.03.09	31.03.08	31.12.08	(NOK million)	31.03.09	31.03.08	31.12.08
543	1,413	606	Oil and gas	543	1,413	606
0	4,025	4,933	Pulp and paper	0	4,025	4,933
27	26	30	Engineering and construction	27	26	30
12	53	13	Aluminum, chemicals and minerals	12	53	13
101	84	106	Aviation and shipping	101	84	106
-	0	0	Hydro electric power	0	0	0
3,546	2,768	3,715	Consumer goods	3,546	2,768	3,715
8,735	8,268	8,875	Banking and finance	8,735	8,268	8,875
5,412	4,979	5,569	Real estate management	5,412	4,979	5,569
4,449	4,026	4,928	IT and telecommunication	4,449	4,026	4,928
33	37	34	Other categories	33	37	34
22,858	25,679	28,809	Total nominal amount	22,858	25,679	28,809

First quarter report 2009 16

Parent company Group 31.03.09 31.03.08 31.12.08 (NOK thousands) 31.03.09 31.03.08 31.12.08 Interest and principal 11,184 28,736 10,264 instalment 1-30 days past due 11,184 38,899 145,824 Not matured principal on loans 54,066 310,005 643,833 with payments 1-30 days past due 54,066 2,180,377 1,876,873 Interest and principal 3,683 2,245 448,734 instalment 31-90 days past due 3,683 5,388 459,144 Not matured principal on loans 65,241 20,004 207,071 with payments 31-90 days past due 65,241 132,292 293,896 Interest and principal 454,311 5,291 11,365 instalment more than 90 days past due 454,311 7,183 12,467 Not matured principal on loans with 243,967 29,657 33,464 payments more than 90 days past due 243,967 66,023 39,449 832,452 395,938 1,354,731 Total loans that are past due 832,452 2,430,162 2,827,653 336,905 395,938 909,541 Relevant collateral or guarantees received*) 336,905 2,430,162 2,382,463 Estimated impairments 0 0 0 on loans valued at amortized cost 0 0 0 *) A total of NOK 495,547 thousands relates to exposure towards Icelandic banks as of December 31, 2008, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item ‘Net gains/losses on financial instruments at fair value’. Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the banks discussed above, the Company considers all other receivables to be secured i n a satisfactory Icelandic manner. 8. Securities Parent company Group 31.03.09 31.03.08 31.12.08 (NOK million) 31.03.09 31.03.08 31.12.08 51,636 27,421 63,514 Trading portfolio 51,636 27,421 63,514 Other securities at fair value through profit 41,324 40,973 44,623 and loss 41,324 40,973 44,623 92,960 68,394 108,137 Total 92,960 68,394 108,137 9. Fixed assets and investment property Parent company Group 31.03.09 31.03.08 31.12.08 (NOK million) 31.03.09 31.03.08 31.12.08 131 133 132 Buildings and land at own use 131 133 132 73 76 74 Investment property 73 76 74 204 209 206 Total building and land 204 209 206 10 10 10 Other fixed assets 10 11 11 214 219 216 Total 214 220 217

Unaudited

10. Other assets

Parent company				Group		
31.03.09	31.03.08	31.12.08	(NOK million)	31.03.09	31.03.08	31.12.08
490	233	591	Interim account 108-Agreement	490	233	591
14,967	4,718	11,379	Cash collateral	14,967	4,718	11,379
0	64	0	Dividends from group companies	-	-	-
0	221	306	Delayed payment, securities not delivered from our custodian	0	221	306
15	9	9	Other	15	10	11
15,472	5,245	12,285	Total	15,472	5,182	12,287

11. Borrowings through the issue of securities

Parent company				Group		
31.03.09	31.03.08	31.12.08	(NOK million)	31.03.09	31.03.08	31.12.08
34,199	35,817	33,179	Commercial paper debt	34,199	35,817	33,179
209,881	167,636	234,364	Bond debt	209,881	167,636	234,364
(11,067)	(1,267)	(8,502)	Accrued interest and adjustment to fair value on debt	(11,067)	(1,267)	(8,502)
233,013	202,186	259,041	Total	233,013	202,186	259,041

12. Other liabilities

Parent company				Group		
31.03.09	31.03.08	31.12.08	(NOK million)	31.03.09	31.03.08	31.12.08
371	289	388	Grants to mixed credits	371	289	388
1,733	726	7,850	Cash collateral	1,733	726	7,850
0	124	0	Delayed payment, securities not deliveres to our custodian	0	124	0
57	77	74	Other short-term liabilities	57	77	60
2,161	1,216	8,312	Total	2,161	1,216	8,298

First quarter report 2009 18

Unaudited

13. Segment information

The Group is divided into three business areas, export lending, municipal lending and securities. The Group also has a treasury department, responsible for the Group's funding. The treasury department is considered to have a support function for the three business areas, and is therefore divided between these in the segment reporting.

(NOK million)	Export lending		Municipal lending		Securities	
	1st quarter		1st quarter		1st quarter	
	2009	2008	2009	2008	2009	2008
Net interest income	155	56	130	30	188	54
Commissions and income related to banking services 1)	0	1	0	0	0	0
Commissions and expenses related to banking services 1)	0	0	0	0	0	34
Net gains/(losses) on financial instruments at fair value 1)	0	0	0	0	(15)	(12)
Other income 1)	0	0	0	0	0	0
Income/expenses divided by volume 2)	5	2	4	3	6	3
Net other operating income	5	3	4	3	(9)	(43)
Total net income	160	59	134	33	179	11
Total operating expenses	27	19	17	15	16	10
Pre-tax operating profit/(loss)	133	40	117	18	164	1
Taxes	37	11	33	5	46	1
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments at fair value	96	29	84	13	118	0

1) Income/expenses directly allocated to each division.
2) Income/expenses in the treasury department, distributed to the business areas by volume.

Reconciliation of segment profit measure to pre-tax operation profit/(loss) from continuing operations:

(NOK million)	Group	
	1st quarter	
	2009	2008
Export lending	96	29
Municipal lending	84	13
Securities	118	0
Non-IFRS profit/(loss) for the period excluding unrealized gains/(losses) on financial instruments at fair value	298	42
Implicit tax-effect on non-IFRS measure above 1)	115	17
Net unrealized gains/(losses) 2)	2,413	(325)
Pre-tax operating loss/(profit) from discontinued operations 3)	(18)	(16)
Pre-tax operating profit/(loss) from continuing operations	**2,808**	**(282)**

1) 28 percent of the unrealized items above.

2) Includes unrealized effects from continuing operations, see note 2, and discontinued operations, see note 15.

3) See note 15.

Export lending, securities and the treasury department are included in the parent company accounts of Eksportfinans ASA. Municipal lending is organized in a separate subsidiary, Kommunekreditt Norge AS, and funds its lending business through loans from the parent company. The profit or loss from the treasury department is included in the accounts of the parent company, although the department is responsible for the funding of the Group as a whole. Income and expenses related to treasury is therefore divided between the three business areas. This division is based on risk-weighted volume and volume.

The operational segment that reflects municipal lending is not comparable to the profit/(loss) from discontinued operations presented in note 15. This is discussed further in note 15. A potential buyer of Kommunekreditt Norge AS and Eksportfinans ASA would probably benefit if Eksportfinans funds the potential buyer in a period of transition. Due to this, municipal lending is still being reported internally as a business area.

The segment information is in line with the management reporting.

First quarter report 2009 19

Unaudited

14. Material transactions with related parties

The Company's two largest shareholders are considered to be related parties.

(NOK millions)	Acquired loans [1]	Deposits [2]	Guarantees issued [3]	Guarantees received [4]	Portfolio Hedge Agreement [5]
Balance January 1, 2008	9,690	301	2,130	7,251	0
Change in the period	(720)	3,336	(262)	167	517
Balance March 31, 2008	8,970	3,637	1,868	7,418	517
Balance January 1, 2009	10,034	3,911	2,074	9,307	1,679
Change in the period	(539)	(2,266)	(455)	(1,068)	(184)
Balance March 31, 2009	9,495	1,645	1,619	8,239	1,495

All transactions with related parties are made on market terms.

1) The Company acquires loans from banks. The loans are part of the company's ordinary lending activity, as they are extended to the export industry. As the selling banks provide a guarantee for the loans, not substantially all the risk and rewards are transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the Company.
3) Guarantees issued by the Company to support the Norwegian export industry.
4) Guarantees provided to the Company from the related parties.
5) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the Company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants to the agreement. The balances show the related parties' share of the fair value of the contract as of the balance sheet date.

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed credit line of USD 4 billion for repo purposes to the Company. The facility has a twelve month maturity with the possibility of extension. Eksportfinans has not yet utilized this credit facility.

15. Discontinued operations and non-current assets held for sale

On May 7, 2009, Eksportfinans entered into a sale and purchase agreement with Kommunal Landspensjonskasse (KLP) for all shares in Kommunekreditt Norge AS. The discontinued operations (the parts of the subsidiary that are being sold) are presented separately in the Group's interim financial statements. This is in accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations'

For items in the statement of comprehensive income, with relevant notes, this reclassification is made for all periods presented. For items in the balance sheet, with relevant notes, only figures for the end of the last period (March 31, 2009) have been classified as held for sale.

The figures in the consolidated income statements for the Group reflect the continuing operations in the Group, without Kommunekreditt, after the sale of Kommunekreditt becomes effective. Initially, and for a period of approximately two years, the continuing operations will include lending to and interest income from the then former subsidiary. As Eksportfinans' funding of Kommunekreditt's operations will be continued for a period, the profit and loss figures of the parent company Eksportfinans ASA best represent the continuing operations. When Eksportfinans gradually ceases to fund Kommunekreditt Norge AS, with the last downpayment by the end of 2011, the contribution to the business from the former subsidiary will decline. Pursuant to the agreement with KLP, Eksportfinans will also retain around NOK 11 billion of loans lent by Kommunekreditt.

Operational segments are presented in note 13. The operational segment that reflects municipal lending is not comparable to the profit/(loss) from discontinued operations below. The presentation in note 13 shows municipal lending as an integrated business area, regardless of legal company boundaries. The only purpose of the

First quarter report 2009 20

Unaudited presentation of discontinued operations is to illustrate the cash flows that will no longer flow to the Group after any sale of the legal entity Kommunekreditt Norge AS. As Eksportfinans will continue funding the company, the main portion of the present cash flows will continue to be a part of Eksportfinans’ operations and earnings. Specification of the profit/(loss) for the period from the discontinued operations: Group First quarter (NOK million) 2009 2008 Interest and related income 120 32 Net interest income 120 32 Commissions and expenses related to banking services 0 0 Net gains/(losses) on financial instruments at fair value (92) (8) Net other operating income (92) (8) Total net income 28 24 Salaries and other administrative expenses 9 8 Other expenses 1 0 Total operating expenses 10 8 Pre-tax operating profit/(loss) 18 16 Taxes 5 5 Profit/(loss) for the period 13 11 Specification of the Group’s non-current assets and liabilities held for sale as of March 31, 2009: (NOK million) 31.03.2009 Loans and receivables du from customers 1) 41,990 Financial derivatives 14 Deferred tax assets 23 Equipment 1 Other assets 34 Total non-current assets held for sale 42,062 Taxes payable 76 Accrued expenses and provisions 6 Total non-current liabilities held for sale 2) [82] 1) Loans and receivables due from customers held in the legal entity Kommunekreditt Norge AS are constituted by be funded by its former owner, Eksportfinans ASA for a period of two years, at agreed conditions. For this reason, the loans that are currently presented as held for sale in the group accounts will be replaced by new loans to Kommunekreditt Norge AS and be recognized in the balance sheet of Eksportfinans as loans to credit institutions. 2) As Eksportfinans ASA will be funding the operations of Kommunekreditt Norge AS also after the sale, no borrowing debt is classified as held for sale. In the parent company the booked value of the investment in Kommunekreditt Norge AS is classified as held for sale.

Unaudited 16. Events after the balance sheet date
On May 7, 2009, Eksportfinans signed an agreement with Kommunal Landspensjonskasse (KLP) whereby KLP purchases all shares in Eksportfinans’ subsidiary Kommunekreditt Norge AS. The sale of Kommunekreditt was a consequence of the decision made in December 2008 to look for different strategic solutions for Kommunekreditt. The purchase price has been based on booked values and accordingly the profit/loss resulting from the transaction will not be material for Eksportfinans. The discontinued operations (the parts of the subsidiary that are being sold) are presented separately in these condensed interim financial statements, see note 15 for more information.